Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-289513

Dated August 13, 2025

Cardinal Health, Inc.

Pricing Term Sheet

$1,000,000,000 aggregate principal amount of Notes offered

$600,000,000 4.500% Notes due 2030 (the “2030 Notes”)

$400,000,000 5.150% Notes due 2035 (the “2035 Notes”)

(together, the “Notes”)

Terms used herein but not defined herein shall have the respective meanings as set forth in the preliminary prospectus supplement filed by Cardinal Health, Inc. on August 13, 2025.

Issuer:	Cardinal Health, Inc.

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2 / BBB / BBB (Stable/Stable/Stable)

Trade Date:	August 13, 2025

Settlement Date**:	T+10; August 27, 2025

Use of Proceeds:	The Issuer intends to use the net proceeds from the sale of the Notes offered hereby to fund a portion of the consideration payable in connection with the Acquisition and the fees and expenses in connection therewith. Pending application of the proceeds to fund the consideration payable in connection with the Acquisition, the Issuer may temporarily use such funds for general corporate purposes.

Special Mandatory Redemption:	If (i) the Acquisition is not consummated on or before the Special Mandatory Redemption End Date or (ii) the Issuer notifies the trustee under the indenture that it will not pursue the consummation of the Acquisition, then the Issuer will be required to redeem the Notes in whole, at a special mandatory redemption price equal to 101% of the aggregate principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, to, but excluding, the Special Mandatory Redemption Date.

2030 Notes

Principal Amount Offered:	$600,000,000

Maturity Date:	September 15, 2030

Coupon:	4.500%

Price to Public:	99.908% of principal amount

Net Proceeds to Issuer (after the Underwriting Discount but before estimated expenses):	$595,848,000

Benchmark Treasury:	3.875% due July 31, 2030

Benchmark Treasury Price / Yield:	100-15/ 3.770%

Spread to Benchmark Treasury:	+75 basis points

Yield to Maturity:	4.520%

Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, commencing March 15, 2026

Make-whole Call:	At any time prior to August 15, 2030 at a discount rate of Treasury plus 15 basis points

Par Call:	On or after August 15, 2030 at 100%

CUSIP/ISIN:	14149Y BU1 / US14149YBU10

Joint Book-Running Managers:	Goldman Sachs & Co. LLC BofA Securities, Inc. Wells Fargo Securities, LLC Barclays Capital Inc. J.P. Morgan Securities LLC MUFG Securities Americas Inc.

Co-Managers:	Huntington Securities, Inc. Standard Chartered Bank Truist Securities, Inc. U.S. Bancorp Investments, Inc.

B-2

2035 Notes

Principal Amount Offered:	$400,000,000

Maturity Date:	September 15, 2035

Coupon:	5.150%

Price to Public:	99.702% of principal amount

Net Proceeds to Issuer (after the Underwriting Discount but before estimated expenses):	$396,208,000

Benchmark Treasury:	4.250% due August 15, 2035

Benchmark Treasury Price / Yield:	100-03 / 4.238%

Spread to Benchmark Treasury:	+95 basis points

Yield to Maturity:	5.188%

Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, commencing March 15, 2026

Make-whole Call:	At any time prior to June 15, 2035 at a discount rate of Treasury plus 15 basis points

Par Call:	On or after June 15, 2035 at 100%

CUSIP/ISIN:	14149Y BV9 / US14149YBV92

Joint Book-Running Managers:	Goldman Sachs & Co. LLC BofA Securities, Inc. Wells Fargo Securities, LLC Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. PNC Capital Markets LLC Scotia Capital (USA) Inc.

Co-Managers:	Huntington Securities, Inc. Standard Chartered Bank Truist Securities, Inc. U.S. Bancorp Investments, Inc.

*

Note: The ratings above are not a recommendation to buy, sell or hold the securities. The ratings may be subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other securities rating.

B-3

**

Note: We expect that delivery of the notes will be made against payment therefor on or about August 27, 2025, which will be the tenth business day following the date of pricing of the notes, or “T+10.” Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the business day before delivery should consult their advisors.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC at +1-866-471-2526 or BofA Securities, Inc. at +1-800-294-1322 or Wells Fargo Securities, LLC at +1-800-645-3751.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

B-4